SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 17, 2015

On June 17, 2015, at 2:00 p.m., at the Company’s offices located at Rua Lemos de Monteiro, 120, 15º andar, São Paulo/SP, CEP 05501-050, an Ordinary Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members, pursuant to the signatures placed at the end of these minutes. Officers Gustavo Valverde, Mario Augusto da Silva, Luciano Nitrini Guidolin as well as Pedro Freitas, Roberto Bischoff and Guilherme Furtado were also present. The Chairman of the Board of Directors, Mr. Marcelo Bahia Odebrecht, presided over the meeting, and Mrs. Marcella Menezes acted as secretary. AGENDA: I) Subjects for deliberation: After due analysis of the related documentation previously forwarded to the Board Members for cognizance, pursuant to the Internal Regulations thereof, which shall remain duly filed at the Company’s headquarters, the following resolutions were approved by unanimous vote of the attendees, in accordance with the terms and conditions included in the respective PD: 1) PD.CA/BAK-08/2015 –Renewal of the Agreement for the Purchase and Sale of Aliphatic Solvents between Quantiq Distribuidora Ltda. and Petróleo Brasileiro S.A. – Petrobras and 2) PD.CA/BAK-09/2015 – Renewal of the Service Agreement for the Operation and Maintenance of Tanks, Ducts and Terminals between the Company, Petrobras Transporte S.A. and Petróleo Brasileiro S.A. – Petrobras. II) Subjects for Acknowledgment: Presentations and reports were made by the respective persons in charge regarding the following themes: (a) Ethylene XXI Project; (b) Voluntary Investigation (“View Project”); (c) process of negotiation of renewal of the CHESF energy contract; and (d) Meeting of the Strategic and Communications Committee (CEC), held on this date. III) Subjects of Interest to the Company: Nothing to record. IV) Closing of the Minutes: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary. São Paulo, June 17, 2015. Signatures: Marcelo Bahia Odebrecht – Chairman; Marcella Menezes Fagundes – Secretary; Alfredo Lisboa Ribeiro Tellechea, Álvaro Fernandes da Cunha Filho, Daniel Bezerra Villar, Marcela Aparecida Drehmer Andrade, Mauricio Roberto de Carvalho Ferro, Roberto Zurli Machado, Antonio Aparecida de Oliveira, Antonio Rubens Silva Silvino, Andrea Damiani Maia de Andrade, and Patrick Horbach Fairon.

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2015
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.